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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              S C H E D U L E  13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                           ARI NETWORK SERVICES, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   001930-10-6
                                 (CUSIP Number)

                                 Copy to: Stephen A. Cohen, Esq.
Applewood Associates, L.P.                Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                          750 Lexington Avenue
Brookville, NY 11545                      New York, New York 10022
Telephone (516) 626-3070                  Telephone (212) 735-8600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                               September 13, 1996
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ___.

Check the following space if a fee is being paid with the statement X . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                   - 1 of 13 -

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CUSIP
No. 001930-10-6                       13D

 1  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                            Applewood Associates, L.P.

 2  Check the Appropriate Box if a Member of a Group*                    (a) /x/
                                                                         (b) / /

 3  SEC Use Only

 4  Source of Funds*    WC

 5  Check Box if Disclosure of Legal Proceedings is Required                 / /

 6  Citizenship or Place of Organization        New York

                7  Sole Voting Power
  Number of          750,000 shares       5.3%
   Shares
Beneficially    8  Shared Voting Power
  Owned By           0 shares               0%
    Each
  Reporting     9  Sole Dispositive Power
   Person            750,000 shares       5.3%
    With
               10  Shared Dispositive Power
                     0 shares               0%

11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                 750,000 shares

12  Check Box if the Aggregate Amount in Row (11) excludes Certain
    Shares*                                                                  / /

13  Percent of Class Represented by Amount in Row (11)
                                      5.3%

14  Type of Reporting Person*         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 2 of 13 -

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CUSIP
No. 001930-10-6                       13D

 1  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                Barry Rubenstein

 2  Check the Appropriate Box if a Member of a Group*                    (a) /x/
                                                                         (b) / /

 3  SEC Use Only

 4  Source of Funds*    WC

 5  Check Box if Disclosure of Legal Proceedings is Required                 / /

 6  Citizenship or Place of Organization        United States

                7  Sole Voting Power
  Number of          0 shares               0%
   Shares
Beneficially    8  Shared Voting Power
  Owned By           750,000 shares       5.3%
    Each
  Reporting     9  Sole Dispositive Power
   Person            0 shares               0%
    With
               10  Shared Dispositive Power
                     750,000 shares       5.3%

11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                 750,000 shares

12  Check Box if the Aggregate Amount in Row (11) excludes Certain
    Shares*                                                                  / /

13  Percent of Class Represented by Amount in Row (11)
                                      5.3%

14  Type of Reporting Person*         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 3 of 13 -

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CUSIP
No. 001930-10-6                       13D

 1  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                  Irwin Lieber

 2  Check the Appropriate Box if a Member of a Group*                    (a) /x/
                                                                         (b) / /

 3  SEC Use Only

 4  Source of Funds*    WC

 5  Check Box if Disclosure of Legal Proceedings is Required                 / /

 6  Citizenship or Place of Organization        United States

                7  Sole Voting Power
  Number of          0 shares               0%
   Shares
Beneficially    8  Shared Voting Power
  Owned By           750,000 shares       5.3%
    Each
  Reporting     9  Sole Dispositive Power
   Person            0 shares               0%
    With
               10  Shared Dispositive Power
                     750,000 shares       5.3%

11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                 750,000 shares

12  Check Box if the Aggregate Amount in Row (11) excludes Certain
    Shares*                                                                  / /

13  Percent of Class Represented by Amount in Row (11)
                                      5.3%

14  Type of Reporting Person*         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 4 of 13 -

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CUSIP
No. 001930-10-6                       13D

 1  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                 Barry Fingerhut

 2  Check the Appropriate Box if a Member of a Group*                    (a) /x/
                                                                         (b) / /

 3  SEC Use Only

 4  Source of Funds*    WC

 5  Check Box if Disclosure of Legal Proceedings is Required                 / /

 6  Citizenship or Place of Organization        United States

                7  Sole Voting Power
  Number of          0 shares               0%
   Shares
Beneficially    8  Shared Voting Power
  Owned By           750,000 shares       5.3%
    Each
  Reporting     9  Sole Dispositive Power
   Person            0 shares               0%
    With
               10  Shared Dispositive Power
                     750,000 shares       5.3%

11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                 750,000 shares

12  Check Box if the Aggregate Amount in Row (11) excludes Certain
    Shares*                                                                  / /

13  Percent of Class Represented by Amount in Row (11)
                                      5.3%

14  Type of Reporting Person*         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 5 of 13 -

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CUSIP
No. 001930-10-6                       13D

 1  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                             Applewood Capital Corp.

 2  Check the Appropriate Box if a Member of a Group*                    (a) /x/
                                                                         (b) / /

 3  SEC Use Only

 4  Source of Funds*    WC

 5  Check Box if Disclosure of Legal Proceedings is Required                 / /

 6  Citizenship or Place of Organization        New York

                7  Sole Voting Power
  Number of          0 shares               0%
   Shares
Beneficially    8  Shared Voting Power
  Owned By           750,000 shares       5.3%
    Each
  Reporting     9  Sole Dispositive Power
   Person            0 shares               0%
    With
               10  Shared Dispositive Power
                     750,000 shares       5.3%

11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                 750,000 shares

12  Check Box if the Aggregate Amount in Row (11) excludes Certain
    Shares*                                                                  / /

13  Percent of Class Represented by Amount in Row (11)
                                      5.3%

14  Type of Reporting Person*         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 6 of 13 -

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CUSIP
No. 001930-10-6                       13D

 1  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                   Seth Lieber

 2  Check the Appropriate Box if a Member of a Group*                    (a) /x/
                                                                         (b) / /

 3  SEC Use Only

 4  Source of Funds*    WC

 5  Check Box if Disclosure of Legal Proceedings is Required                 / /

 6  Citizenship or Place of Organization        United States

                7  Sole Voting Power
  Number of          0 shares               0%
   Shares
Beneficially    8  Shared Voting Power
  Owned By           750,000 shares       5.3%
    Each
  Reporting     9  Sole Dispositive Power
   Person            0 shares               0%
    With
               10  Shared Dispositive Power
                     750,000 shares       5.3%

11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                 750,000 shares

12  Check Box if the Aggregate Amount in Row (11) excludes Certain
    Shares*                                                                  / /

13  Percent of Class Represented by Amount in Row (11)
                                      5.3%

14  Type of Reporting Person*         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 7 of 13 -

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CUSIP
No. 001930-10-6                       13D

 1  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                 Jonathan Lieber

 2  Check the Appropriate Box if a Member of a Group*                    (a) /x/
                                                                         (b) / /

 3  SEC Use Only

 4  Source of Funds*    WC

 5  Check Box if Disclosure of Legal Proceedings is Required                 / /

 6  Citizenship or Place of Organization        United States

                7  Sole Voting Power
  Number of          0 shares               0%
   Shares
Beneficially    8  Shared Voting Power
  Owned By           750,000 shares       5.3%
    Each
  Reporting     9  Sole Dispositive Power
   Person            0 shares               0%
    With
               10  Shared Dispositive Power
                     750,000 shares       5.3%

11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                 750,000 shares

12  Check Box if the Aggregate Amount in Row (11) excludes Certain
    Shares*                                                                  / /

13  Percent of Class Represented by Amount in Row (11)
                                      5.3%

14  Type of Reporting Person*         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 8 of 13 -

ITEM 1.  SECURITY AND ISSUER

         Common Stock, $0.001 par value per share ("Common Stock"), (CUSIP No. 001930-10-6);

                      ARI Network Services, Inc.
                      330 East Kilbourn Avenue
                      Milwaukee, Wisconsin  53202

     This statement relates to the acquisition of Common Stock of ARI Network Services, Inc. (the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND

     1. (a) Applewood Associates, L.P., a limited partnership organized under the laws of the State of New York ("Applewood").
        (b) Address: c/o Applewood Capital Corp.
                     68 Wheatley Road
                     Brookville, New York 11545
        (c) Principal Business: Investments
        (d) No.
        (e) No.

     2. (a) Barry Rubenstein, a general partner of Applewood, and an officer and director of Applewood Capital Corp., a general partner of Applewood.
        (b) Address: 68 Wheatley Road
                     Brookville, New York 11545
        (c) Principal Occupation: General partner of partnerships and limited partnerships engaged in the investment business.
        (d) No.
        (e) No.
        (f) Citizenship: United States.

     3. (a) Irwin Lieber, a general partner of Applewood and an officer and director of Applewood Capital Corp., a general partner of Applewood.
        (b) Address: 767 Fifth Avenue
                     New York, New York 10153
        (c) Principal Occupation: Investment adviser.
        (d) No.
        (e) No.
        (f) Citizenship: United States.

                                   - 9 of 13 -

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     4. (a) Barry Fingerhut, a general partner of Applewood and an officer and director of Applewood Capital Corp., and a general partner of Applewood.
        (b) Address: 767 Fifth Avenue
                     New York, New York 10153
        (c) Principal Occupation: Investment adviser.
        (d) No.
        (e) No.
        (f) Citizenship: United States.

     5. (a) Applewood Capital Corp., a corporation organized under the laws of the State of New York ("Applewood Capital").
        (b) Address: c/o Barry Rubenstein
                     68 Wheatley Road
                     Brookville, New York 11545
        (c) Principal Business: Investments.
        (d) No.
        (e) No.
        Applewood Capital is a general partner of Applewood.

     6. (a) Seth Lieber, an officer of Applewood Capital.

        (b) Address: 767 Fifth Avenue
            New York, New York 10153
        (c) Principal Occupation: Investments.
        (d) No.
        (e) No.
        (f) Citizenship: United States.

     7. (a) Jonathan Lieber, an officer of Applewood Capital.
        (b) Address: 767 Fifth Avenue
            New York, New York 10153
        (c) Principal Occupation: Investments.
        (d) No.
        (e) No.
        (f) Citizenship: United States

                                  - 10 of 13 -

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On September 13, 1996, Applewood acquired from the Issuer 750,000 shares of Common Stock of the Issuer, at $2.25 per share for an aggregate purchase price of $1,687,500. All of the funds were provided by working capital.

ITEM 4. PURPOSE OF THE TRANSACTION. The shares were acquired for purposes of investment. The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

     The following list sets forth the aggregate number and percentage (based on 14,187,109 shares of Common Stock outstanding as reported to the reporting persons by a representative of the Issuer as of September 13, 1996) of outstanding shares of Common Stock owned beneficially by each person named in
Item 2, as of September 13, 1996:

                                      Shares of        Pecentage of Shares of
                                     Common Stock           Common Stock
        Name                      Beneficially Owned     Beneficially Owned
        ----                      ------------------   ----------------------
Applewood Associates, L.P.           750,000*                   5.3%
Barry Rubenstein                     750,000(1,2)               5.3%
Irwin Lieber                         750,000(1,2)               5.3%
Barry Fingerhut                      750,000(1,2)               5.3%
Applewood Capital Corp.              750,000(1,2)               5.3%
Seth Lieber                          750,000(1,3)               5.3%
Jonathan Lieber                      750,000(1,3)               5.3%

     The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from July 13, 1996 through September 13, 1996, inclusive.

- ---------------

(1) The reporting person disclaims beneficial ownership of these securities except to the extent of its equity ownership therein.

(2) The reporting person is a general partner of Applewood and accordingly has shared dispositive and voting power with respect to the 750,000 shares of Common Stock owned by Applewood.

(3) The reporting person is an officer of Applewood Capital and accordingly has shared voting and dispositive power with respect to the 750,000 shares of Common Stock owned by Applewood.

 * The reporting person has sole power to vote and dispose of 750,000 shares of Common Stock.

                                  - 11 of 13 -

Name of           Purchase or   Number of Shares      Purchase or
Shareholder       Sale Date     Purchased or (Sold)   Sale Price
- -----------       -----------   -------------------   -----------
Applewood
Associates, L.P.  9/13/96           750,000              $2.25

         No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

                                  - 12 of 13 -

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

                                       APPLEWOOD ASSOCIATES, L.P.

                                       By: s/ Irwin Lieber
                                           Irwin Lieber, General Partner

                                       APPLEWOOD CAPITAL CORP.

                                       By: s/ Barry Rubenstein
                                           Barry Rubenstein, President

                                       s/ Barry Rubenstein
                                       Barry Rubenstein

                                       s/ Irwin Lieber
                                       Irwin Lieber

                                       s/ Barry Fingerhut
                                       Barry Fingerhut

                                       s/ Seth Lieber
                                       Seth Lieber

                                       s/ Jonathan Lieber
                                       Jonathan Lieber

Date: September 20, 1996

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                  - 13 of 13 -